July 30, 2025

Peter Weiler
Chief Financial Officer
Edesa Biotech, Inc.
100 Spy Court
Markham, Ontario, Canada L3R 5H6

       Re: Edesa Biotech, Inc.
           Registration Statement on Form S-3
           Filed July 25, 2025
           File No. 333-288966
Dear Peter Weiler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Tracy F. Buffer